Exhibit 99.4

Appointment of Proxyholder I/We, being holder(s) of common shares of Nouveau Monde Graphite Inc. (the “Corporation”), hereby appoint: Mr. Éric Desaulniers, President and Chief Executive Officer of the Corporation, or, failing him, Mr. Charles-OIivier Tarte, Chief Financial Officer of the Corporation, or __________________________________________________________________________________ Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the direction below (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held by way of live webcast at https://zoom.us/webinar/register/WN_G-s1ul1aSR-f-lmbg5HmLg, on Tuesday, June 29, 2021 at 10:00 a.m. (Eastern Time), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. MANAGEMENT’S VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Please use a dark black pencil or pen. 1. Election of Directors FOR WITHHOLD FOR WITHHOLD 1. Yannick Beaulieu 6. Jürgen Köhler 2. Daniel Buron 7. Nathalie Pilon 3. Éric Desaulniers 8. James Scarlett 4. Arne H. Frandsen 9. Andrew Willis 5. Nathalie Jodoin 2. Appointment of Auditor To appoint PricewaterhouseCoopers LLP as the external auditor of the Corporation and to authorize the directors to set the auditor’s compensation FOR WITHHOLD 3. Stock Option plan To consider and, if deemed advisable, adopt a resolution (which is set out in Schedule “A” of the management proxy circular) concerning the ratification and confirmation of the stock option plan of the Corporation FOR AGAINST Under Canadian Securities Laws, you are entitled to receive certain investor documents. If you wish to receive such materials, please tick the applicable boxes below. You may also go to our website https://ca.astfinancial.com/financialstatements and input code 7528a. I would like to receive quarterly financial statements I do not want to receive annual financial statements I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by management or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize you to vote as you see fit. _________________________________________________________ __________________ Signature(s) Date Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 10:00 a.m. (Eastern Time) on June 25, 2021.

Form of Proxy – Annual General and Special Meeting of Shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) to be held on June 29, 2021 (the “Meeting”) This Form of Proxy is solicited by and on behalf of Management. Notes 1. Every holder of common shares of the Corporation (the “Common Shares”) has the right to appoint some other person or company of its choice, who need not be a holder of Common Shares, to attend and act on its behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one holder of Common Shares (for example, joint ownership, trustees, executors/liquidators), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy and state your signing capacity, and you may be required to provide documentation evidencing your proxy signing authority. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder of Common Shares. 5. The securities’ voting right represented by this proxy will be voted as directed by the holder of Common Shares, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The proxyholder will exercise the securities’ voting right represented by this proxy by voting “for”, “against” or “withhold” for each of the matters described herein, as applicable, in accordance with the instructions of the holder of Common Shares on any ballot that may be called for and, if the holder of Common Shares has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the documentation prepared by management. All proxies must be received by 10:00 a.m. (Eastern Time) on June 25, 2021. How to Vote VOTE USING THE TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK! INTERNET Go to www.astvotemyproxy.com Cast your vote online View Meeting documents TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions. To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, DO NOT return this proxy. To vote using your smartphone, please scan this QR Code : MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: AST Trust Company (Canada) P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your proxy to 1-416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com. If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enrol. Voting by mail, fax or email are the only methods by which a holder may appoint a person as proxyholder other than the persons named on the reverse of this proxy.